ZEV VENTURES, INC.

May 13, 2016

Via Edgar

Re:	Zev Ventures, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed March 22, 2016

File No. 333-205271

After Careful Consideration and to Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated April 18, 2016 concerning Zev Ventures, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.	Please disclose that you are a shell company and provide the disclosures requested in comment 2 of our letter dated July 23, 2015. We continue to view your assets and operations as nominal. Your revenue generating operations have consisted of buying four seats at 20 New York Yankees games and selling those tickets on StubHub. In addition your assets as of December 31, 2015 consisted solely of $5,174 in cash and a nominal amount of ticket inventory. While we note your response to us discussing past and anticipated revenue growth, please note that the term “shell company” is defined in Rule 405 of the Securities Act based on actual operations and assets without reference to anticipated growth. Alternatively, if your actual operations or assets are materially different than those presented in your most recent filing you may provide us with detailed facts and analysis demonstrating that you are not a shell company.

It is still our contention that our operations and assets are more than sufficient to be greater than nominal as we have established an inventory and have begun ticket sales. However, as our updated financials are distinguished from the past, we have made appropriate disclosures.

2.	Please revise disclosure regarding your revenues to be consistent with what is presented in your financial statements. In this regard we note from your financial statements that you have generated some revenues, but page 1 states “to date we have recorded no revenue,” and you “believe we can begin generating revenues within the first three months following the successful completion of this Offering.” Similarly, on page 2 you state that “Zev Ventures, Inc. has had no minimal revenues to date . . . .”.

We have revised generally for consistency throughout.

ZEV VENTURES, INC.

3.	We note that you have provided data showing financial information through the period ended December 31, 2015. Please revise throughout your registration statement to align your disclosures with these figures. For instance, we note that:

•	In the risk factors section on page 6, you state that you have accrued net losses of $10,558 for the period from our inception on December 22, 2014 to June 30, 2015;

•	In the executive compensation section on page 22, you present figures as of June 30, 2015;

•	In the beneficial ownership section on page 23, you present figures as of June 30, 2015; and

•	In the certain relationships and related transactions section on pages 23 and 24, you present figures as of June 30, 2015 and March 21, 2015.

We have corrected for consistency. Please note that we have included first quarter financials as well.

4.	Similarly, please revise throughout your registration statement to provide a current picture of your operations. In this regard, we note your disclosure on page 1 that you “hope that we will be able to secure additional financing, and complete this Offering within the coming months, to be able to secure a team by Fall of 2015,” and on page 15 that “[t]hus far, the Company has purchased tickets for four adjacent seats at 20 New York Yankees games during the 2015 MLB season.”

Summary Financial Information, page 2

5.	Please revise to remove references to tables summarizing of your financial data since none have been presented.

We have removed.

Dilution, page 11

6.	Please revise to present your dilution information in the table on page 12 as of the most recent date of December 31, 2015. In this regard, we note that your net tangible book value per share would represent a negative amount per share.

We have adjusted based on March 31, 2016 financials.

Liquidity and Capital Resources, page 20

7.	We note your disclosure that 3,000,000 shares were sold to Zev Turetsky on December 22, 2015. Based on the disclosures on pages 23 and 24, it appears this date should reflect December 22, 2014. Please fix the discrepancy.

We have corrected.

ZEV VENTURES, INC.

8.	Financial Statements, page 25

9.	Please revise to provide an independent accountant’s report that refers to each period for which audited financial statements are required. In this regard, your auditor’s report should reference both the year ended December 31, 2015 and the period from inception (December 22, 2014) through December 31, 2014 and the respective balance sheet dates for fiscal 2015 and 2014.

Our auditor has updated their report to include the proper reporting periods.

10.	In addition, please note that the consent at Exhibit 23.1 should be similarly revised to reference an audit report which covers all periods presented in the financial statements.

We have had the auditor correct accordingly.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:          William Eilers, Eilers Law Group, P.A.